EXHIBIT 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Senior Housing Properties Trust for the registration of debt securities, common shares, preferred shares, depositary shares, warrants and trust preferred securities and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedule of Senior Housing Properties Trust, Senior Housing Properties Trust management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Senior Housing Properties Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

July 6, 2006